CORPORATE OFFICE	6950 South Potomac Street, Suite 300	Centennial, CO 80112

September 26, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street N.E.

Washington, DC 20549

Attn:	John Coleman
Craig Arakawa

Re:	Westwater Resources, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2023
Filed March 19, 2024
File No. 001-33404

Dear Mr. Coleman and Mr. Arakawa:

Set forth below are the responses of Westwater Resources, Inc. (the “Company”) to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 17, 2024 regarding the above-referenced Form 10-K (the “2023 Form 10-K”).

For your convenience, the Company has set forth below each Staff comment followed by the Company’s response. Capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in the 2023 Form 10-K.

United States Securities and Exchange Commission Page 2

Form 10-K for the Fiscal Year Ended December 31, 2023

Item 2. Properties, page 37

1.	Please disclose the point of reference associated with your mineral resources as required by Item 1304(d)(1) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and proposes to disclose the point of reference associated with its mineral resources in each resource table included in its subsequent annual filings as follows (additions to Footnote 9 reflected in underline):

Mineral Resources as of December 31, 2022 (1)(2)(3)(4)(5)(6)(7)(8)(9)
	Redox	Tonnage	Grade Cg	Contained Cg	Contained Cg	Recovery
Classification	Boundary	(Mst)	(%)	(Mlb)	(000 st)	(%)
	Oxide	9	2.96	555	278
Indicated	Transition	2	2.81	88	44
	Reduced	15	2.85	866	433
Total Indicated		26	2.89	1,509	755	87.4
	Oxide	15	3.07	951	475
Inferred	Transition	4	3.13	254	127
	Reduced	78	3.08	4,792	2,396
Total Inferred		97	3.08	5,997	2,998	87.4

(1)	The S-K 1300 definitions were followed for mineral resources
(2)	Mineral resources are constrained within a Whittle pit shell using a cut-off grade of 1.98% Cg.
(3)	Mineral resources are estimated using a long-term graphite price of US$1,100/st.
(4)	Bulk density ranges from 1.68 t/m3 to 3.03 t/m3 (0.05 st/ft3 to 0.09 st/ft3).
(5)	Mining dilution equals 5.0%.
(6)	Mineral resources are not mineral reserves and do not have demonstrated economic viability.
(7)	Numbers may not sum due to rounding.
(8)	Mineral Resources are 100% attributable to Westwater.
(9)	The point of reference for mineral resources is in-situ.

2.	We note that you have included the results of an economic analysis in your annual filing, and that the results include inferred mineral resources. A qualified person may include a cash flow analysis in an initial assessment that includes inferred resources, however disclosure of the results should be accompanied with the information required under Item 1302(d)(4)(ii) of Regulation S-K. If you choose to include the results of the economic analysis in your annual filing then the information required under Item 1302(d)(4)(ii) of Regulation S-K should also accompany the disclosure, along with the accuracy and contingency of the cost estimate as noted under Item 1302(d)(4)(i) of Regulation S-K.

While your annual filing includes disclosure that the initial assessment is based on 11% indicated and 89% inferred resources, the disclosure should also state with equal prominence that the assessment is preliminary in nature, it includes inferred mineral resources that are considered too speculative geologically to have modifying factors applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the economic assessment will be realized; and, with equal prominence, the results of the economic analysis excluding inferred resources should be disclosed. The disclosure should also include the accuracy and contingency of the cost estimates.

Please revise to include this information.

United States Securities and Exchange Commission Page 3

Response: The Company respectfully acknowledges the Staff’s comment. As an initial point, while the Company views the Coosa Graphite Deposit and underlying resources as important to its future business development, it is not currently material to the operations or financial performance of the Company. With respect to the Staff’s comment, the Company notes that the disclosure in the 2023 Form 10-K identifies the Initial Assessment as being a “preliminary technical and economic study” (see page 3 of the 2023 Form 10-K) and explains that the “level of geological uncertainty associated with an inferred mineral resource is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability. Because an inferred mineral resource has the lowest level of geological confidence of all mineral resources, which prevents the application of the modifying factors in a manner useful for evaluation of economic viability, an inferred mineral resource may not be considered when assessing the economic viability of a mining project and may not be converted to a probable mineral reserve” (see page 4 of the 2023 Form 10-K). With respect to the table that discloses indicated and inferred mineral resources as of December 31, 2023 (see page 37 of the 2023 Form 10-K), as shown below, the Company states both in the introductory paragraph and in the footnotes to the table that, “Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.” Further, the header to the table disclosing the preliminary economic analysis (see page 37 of the 2023 Form 10-K) clearly indicates that it is a “preliminary economic analysis.” The Company proposes to expand the existing disclosure under the heading “Mineral Resources” in Part I, Item 12 of Form 10-K in subsequent annual filings as follows (additions reflected in underline):

Mineral Resources

The IA was completed as a TRS, disclosing Mineral Resources, including an economic analysis, for the Coosa Deposit, in accordance with S-K 1300. The TRS was completed on behalf of Westwater by SLR with an effective date of December 11, 2023, and filed by the Company on Form 8-K with the SEC on December 13, 2023. SLR qualifies as a Qualified Person as defined under Item 1302 of Regulation S-K.

This TRS was prepared to add an economic analysis to the previously completed TRS by SLR, with an effective date of November 30, 2022 (the “2022 TRS”). The Mineral Resource estimate reported in the 2022 TRS remains unchanged. The Mineral Resource estimate in the 2022 TRS is based on 205 drill holes totaling 39,434 ft. Based on a 1.98% graphitic carbon (Cg) cut-off grade Indicated Mineral Resources total 26.0 million short tons (Mst) at an average grade of 2.89% Cg for a total of 754,000 short tons (st) Cg. Inferred Mineral Resources are estimated as 97.0 Mst at an average grade of 3.08% Cg for a total of 3.0 Mst Cg.

The TRS was prepared in accordance with the regulations set forth in S-K 1300 with the objective of disclosing the Mineral Resources at the Coosa Deposit, with an economic analysis. Based on the density of drilling, continuity of geology and mineralization, testing, and data verification, the Mineral Resource estimates meet the criteria for Indicated or Inferred Mineral Resources as summarized in the TRS.

Estimated Mineral Resources, as initially reporting in the 2022 TRS, are summarized in the following table for Indicated and Inferred Mineral Resources, respectively, at a 1.98% Cg cut-off grade. Mineral Resources were estimated separately for each mineralized horizon. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. However, considerations of reasonable prospects for economic extraction were applied to the Mineral Resource calculations within the TRS.

United States Securities and Exchange Commission Page 4

	Mineral Resources as of December 31, 2022 (1)(2)(3)(4)(5)(6)(7)(8)
Classification	Redox Boundary	Tonnage (Mst)	Grade Cg (%)	Contained Cg (Mlb)	Contained Cg (000 st)	Recovery (%)
	Oxide	9	2.96	555	278
Indicated	Transition	2	2.81	88	44
	Reduced	15	2.85	866	433
Total Indicated		26	2.89	1,509	755	87.4
	Oxide	15	3.07	951	475
Inferred	Transition	4	3.13	254	127
	Reduced	78	3.08	4,792	2,396
Total Inferred		97	3.08	5,997	2,998	87.4

(1)	The S-K 1300 definitions were followed for mineral resources

(2)	Mineral resources are constrained within a Whittle pit shell using a cut-off grade of 1.98% Cg.

(3)	Mineral resources are estimated using a long-term graphite price of US$1,100/st.

(4)	Bulk density ranges from 1.68 t/m3 to 3.03 t/m3 (0.05 st/ft3 to 0.09 st/ft3).

(5)	Mining dilution equals 5.0%.

(6)	Mineral resources are not mineral reserves and do not have demonstrated economic viability.

(7)	Numbers may not sum due to rounding.

(8)	Mineral Resources are 100% attributable to Westwater.

The estimated base case economics in the IA is based on Indicated (11%) and Inferred (89%) Mineral Resources. An economic analysis was prepared with a base case using Indicated and Inferred Mineral Resources (the former being 11% of the total and the latter being 89% of the total) which shows positive economics. The economic analysis contained in the IA is preliminary in nature and is based, in part, on Inferred Mineral Resources that are considered too speculative geologically to have modifying factors applied to them that would enable them to be categorized as Mineral Reserves. There is no certainty that economic forecasts on which the IA is based will be realized. The following table presents a summary of results for the estimated base case.

Preliminary Economic Analysis - Base Case
Item	Unit	Value
Cg Price	$/st	988
Cg Concentrate Sales	Mst	2.26
Total Gross Revenue	US$ M	2,254
Total Operating Costs	US$ M	(1,204)
Operating Margin	US$ M	1,050
Development Capital	US$ M	(152)
Sustaining Capital	US$ M	(142)
Final Closure/Reclamation	US$ M	(43)
Total Capital	US$ M	-336
Pre-tax Free Cash Flow	US$ M	714.1
Pre-tax NPV @ 8% discount rate	US$ M	229.2
Pre-tax IRR	%	26.7
After-tax Free Cash Flow	US$ M	608.2
After-tax NPV @ 8%	US$ M	190.2
After-tax IRR	%	24.2

United States Securities and Exchange Commission Page 5

Only 7 million tons or 11% of the 72.7 million tons in the estimated base case are Indicated Mineral Resources. As a result, the Qualified Person determined that a stand-alone alternative case with only Indicated Mineral Resource tonnage is not economic using the assumptions and inputs outlined in the estimated base case.

The above estimated base case economics in the IA was based on the following key assumptions:

Revenue

•	Mineralized Material Inventory used for life of mine (LOM) planning: 72.7 Mst at 3.21% Cg with 2.33 Mst of contained Cg (65.9 million tonnes at 3.21% Cg with 2.11 million tonnes contained Cg), 100% attributable to Westwater

•	An average of 9,100 st (8,200 tonnes) mill feed per day mining from open pit for 4 Mst (3 million tonnes) per year

•	Mill recovery averaging 92%.

•	95% C concentrate grade at 100% payable

•	Average annual Cg concentrate sales: 103,000 stpa (93,000 tonnes per year)

•	Graphite price (CIF Kellyton Graphite Plant): US$998/st ($1,100/tonne)

•	Transport to Kellyton Graphite Plant (CIF): $10.69/st ($11.90/tonne)

Costs

•	Pre-production period: 24 months

•	Mine life: 22 years

•	Life of mine production plan as summarized in the TRS

•	Mine life capital totals $293 million, including $142 million of sustaining capital

•	Final end of mine reclamation and closure costs: $43 million

•	Average operating cost over the mine life is $15.41/st milled ($16.99/tonne milled)

Taxation and Royalties

•	Royalties: Merchant 0.5% NSR up to a maximum of $150,000; Lessor 2% NSR

•	Coosa County Severance Tax: $5/st concentrate ($5.51/tonne)

•	10 year Modified Accelerated Cost Recovery System (MACRS) depreciation method was used with total allowance of $286.3 million taken during the LOM

•	Percentage depletion method (14% for graphite) was used with total allowance of $305.4 million taken during the LOM

•	Loss Carry Forwards - Income tax losses may be carried forward indefinitely but may not be used for prior tax years

•	Federal tax rate of 21%, Alabama state income tax rate of 6.5%

United States Securities and Exchange Commission Page 6

The capital and operating cost estimates are based on factored costs from other operations, the Qualified Person’s judgment, and analogy. The change in the cost basis for this TRS, due to the proposed increase in Cg production rates and the requirement for cost escalation, makes the accuracy, in the Qualified Person’s opinion, an American Association of Cost Engineers (AACE) International Class 5 cost estimate with an accuracy range of -20% to -50% to +30% to +100%.

Item 15. Exhibits and Financial Statements Schedule 96.1, page 76

3.	We are unable to locate the appendices in your technical report summary, including the cash flow analysis. Please revise your technical report summary to include this information.

Response: The Company respectfully acknowledges the Staff’s comment and will refile the technical report summary with such inadvertently missing appendices on Form 8-K.

Please contact me ((303) 531-0516) or John W. Lawrence ((303) 531-0483), the Company’s Chief Administrative Officer, General Counsel & Corporate Secretary, if you should have any questions regarding these responses.

Sincerely,

/s/ Steven M. Cates
Name: Steven M. Cates
Title: Chief Financial Officer and Senior Vice President - Finance